News Release

Alexco Updates Bellekeno Mine Construction Progr ress, Keno Hill Silver District Exploration Results

July 6, 2010 - Alexco Resource Corp. (TSX:AXR, NYSE AMEX:AXU) ("Alexco" or the "Company") is pleased to provide an update on its Bellekeno Mine construction project, and exploration activities currently underway in the Keno Hill Silver District, Yukon. Since initiating construction in November 2009 and through the end of June 2010, Alexco has incurred approximately CA$18.8 million, or 45%, of the CA$41.6 million of construction and development capital estimated to achieve commercial production under the original Development Plan. Prior to November 2009, approximately CA$17 million was invested in pre-development activity including establishment of the Bellekeno East decline. As of the end of June 2010, mine development is approximately 69% complete, while mill construction is approximately 56% complete, and the overall project remains on schedule for completion and commissioning in the third quarter of calendar 2010 (see news release dated November 11, 2009 entitled "Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs -- Initiation of Construction Approved").

Exploration activity in the District, initiated in April 2010, is continuing with the staged increase to five drill rigs on site (four surface and one underground) completed as planned and 6,500 meters of drilling completed to date. Initial drilling activity has been focused at Silver King where 4,440 meters of drilling has indicated modest extension of silver mineralization down plunge from prior drilling, and Onek where mineralization has been encountered in a series of shallow drill holes. At Flame and Moth construction work in the vicinity of the new mill has uncovered silver mineralization related to large-scale structures in the area.

At the Bellekeno underground mine, cross cut development has exposed up to 3.30 meters of 1,386 grams per tonne (40.4 ounces per ton) silver, 18.1% lead and 9.6% zinc located approximately 94 meters southwest along strike from the 750 #1 cross cut where assays up to 57.3 ounces per ton silver over 6.04 meters were previously reported (see news release dated May 6, 2009 titled “Alexco Announces Interim Underground Results, Bellekeno Mine, Keno Hill Silver District: Assay Results Averaging 57.3 Ounces Per Ton Silver Over 6.04 Meters Returned From 750#1 Crosscut, Southwest Zone”).

Bellekeno Mine and Mill Construction Highlights

Total actual construction and development capital to achieve production is currently forecasted by Alexco to be CA$43.1 million, a variance of 3.6% from the original Development Plan. Approximately CA$18.8 million of these capital costs were incurred in the eight months prior to the end of June 2010, and remaining capital costs to achieve production are forecasted to be approximately CA$24.3 million.

Construction-phase funds of US$11.8 million have been received from Silver Wheaton to date, with US$23.2 million remaining to be advanced through construction on a monthly draw-down baasis. An additional US$15 million had been received from Silver Wheaton prior to November 2009 to fund pre development activity as described above.

Underground mine development completed to date totals 1,553 meters, with an additional 343 meters required to complete pre-production development to bring 6 stopes on line as required for the 250 tonnes per day production plan. Consideration is being given to increasing available stopes to 10 or 12 by the fourth quarter, requiring an additional 322 meters of pre-production development. Underground ramp and ore access development is averaging 5.4 meters per day, approximately 36% improved from plan.

A routine public hearing conducted by the Yukon Water Board in the matter of the Bellekeno Type A Water Use License was held in June 2010. The determination on the award of the license is currently under deliberation by the Water Board. This license is the final permit required to commercially operate the Bellekeno mine and mill complex.

District Exploration Highlights

At Silver King, 20 drill holes totaling approximately 4,440 meters, designed to define and expand the historical resource have been completed. Results from the first 2010 drill hole (K-10-0221) include 1.41 meters grading 0.594 grams per tonne gold, 570 grams per tonne silver (16.6 ounces per ton), 3.69% lead and 0.10% zinc from 244.14 meters to 245.55 meters. This intercept occurs approximately 50 meters down plunge from drill hole K-09-0218 which intersected 2.55 meters grading 1,932 grams per tonne (56.4 ounces per ton) silver (see December 1, 2009 news release titled “Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon: Silver King Drilling Intersects 2.55 Meters of 56.4 Ounces per Ton Silver”).

At Onek, approximately 1,600 meters of drilling have been completed in the shallow levels of the historical Onek resource. The purpose of the drilling is to better define the upper, more silver- rich area of the historical resource and conduct an economic trade-off analysis with the deeper portions of the Bellekeno East Zone inferred zinc-silver resource. Assays are pending.

At Flame and Moth surface sampling of exposures uncovered during construction in the vicinity of the mill have returned assays up to 1,428 grams per tonne silver (45.8 ounces per ton) over 2.0 meters. The sampling program was part of a multiyear district-wide structural/stratigraphic geologic study currently in progress. Drilling has been initiated to test this target.

Surface drilling in the July-August 2010 period will be focused on resource definition at Lucky Queen, upper level targets at Bellekeno, and multiple targets on Galena Hill where recent geologic work indicates favorable structural and stratigraphic patterns consistent with previously mined ore shoots in the area.

Underground drilling at Bellekeno totals 1,690 meters to date. The current drilling has focused on the lower Bellekeno East Zone inferred resource where drill hole BKUD10-184 intersected 3.07 meters grading 27.33% zinc, 1.62 grams per tonne gold, 138 grams per tonne (4.0 ounces per ton) silver and 0.76% lead from 228.05 meters to 231.12 meters.

Bellekeno Construction Continues on Schedule

Final phase construction activity for the Bellekeno mine was initiated in November 2009, with the acceptance of the Development Plan by Silver Wheaton. The scope of the construction project includes re-development of the historical Bellekeno Mine workings, construction of a new flotation mill with a design capacity of 408 tonnes per day approximately 4.5 kilometers from the Bellekeno East portal, and all associated infrastructure.

The mechanical contractor is fully mobilized to site and electrical contractors scheduled within the next 3 weeks. The ball mill and vibrating screens are in place, and installation of the thickeners, flotation cells and other tankage is in progress. Site earthworks including the mill apron, bypass and access roads, concentrate load-out, dry stack tailings, reclaim tunnels, and process ponds is 56% complete. Office buildings, maintenance facilities, change rooms etc. are all on site, and the assay laboratory will be shipped next week. Approximately 67% of the estimated cost at completion for the mill and surface infrastructure are now committed costs, reducing the pricing risk in the project accordingly. A total of 39 mill construction personnel are currently on site, increasing to 68 within the next few weeks.

As announced in March 2010, the mining services contract for development and production mining at Bellekeno has been awarded to the NNDDC/Procon Joint Venture, a joint venture between Procon Mining and Tunnelling Ltd. and the Nacho Nyak Dun Development Corp. As of the end of June 2010, mine development, including underground mine services and mine-related surface infrastructure, is 69% complete. The mine continues to progress without a lost time accident since inception of underground work in 2008, a credit to mine supervisory staff and employees.

Permitting work is proceeding on schedule. Issuance of the Type A Water Use Licence is the last step in the permitting process for operation of the Bellekeno mill, and is expected to be completed on schedule and prior to commissioning and start-up of the mill in the third quarter of calendar 2010.

District Exploration Update

The planned 2010 Keno Hill exploration program includes 25,000 to 30,000 meters of surface and underground core drilling designed to define and expand silver mineralization and resources at Bellekeno, to confirm and expand historical resources at Silver King, Lucky Queen, Onek and to test other priority targets throughout the district.

Silver King was the initial discovery in the Keno Hill district with a total past production of 207,618 tons averaging 53.0 ounces per ton silver, 7.7% lead and 0.8% zinc. An historical resource estimate, for the area encompassing the existing underground workings, totals 115,971 tons grading 43.89 opt silver, 1.38% lead and 0.16% zinc. The bulk of the past production came from the #1 and #2 veins whereas the majority of the historical resource occurs in the #5 vein, the primary targeted structure for the 2010 drilling. Assay results have been returned on 3 of the 20 Silver King holes drilled this year. K-10-0221 intersected 1.41 meters averaging 570 grams per tonne silver (16.6 ounces per ton) whereas K-10-0222, drilled approximately 50m down dip of 0221 and K-10-0224, drilled approximately 200m southwest of 0221 on the #5 vein failed to intersect significant mineralization. Though assays are pending for the majority of the Silver King drilling, observations of drill core indicate that, in general, silver mineralization on the #5 vein is variable both in terms of grade and continuity.

Drilling continues at Onek where past drilling by Alexco intersected high grade zinc-silver mineralization in numerous drill holes with assays up to 29.45% zinc over 6.0 meters (see news release dated September 6, 2007 titled “Alexco Announces Discovery of High Grade Zinc Mineralization with Silver at Onek Deposit Located Near the Bellekeno Historic Mine Area; Keno Hill District”). The 2010 drilling is designed to test the upper parts of the historical Onek resource area where chip sampling indicates the presence of more silver-rich mineralization.

Surface drilling has been initiated at Flame and Moth and Bellekeno with a significant resource definition drilling campaign planned for Lucky Queen also beginning in early July. Testing of several exploration targets on Galena Hill will begin in August.

At Bellekeno a 5,000 meter underground drill program is in progress. Drill testing of two target areas in the East Zone was completed July 5th. A total of 352 meters of core drilling in February confirmed that a historical rock chip sample silver anomaly on the 625 level, SW of the main East Zone resource, is localized in extent. A total of 1,338 meters of core drilling targeting the lower East Zone inferred resource was completed in early July. Assay results for drill hole BKUD10-184 (3.07 meters grading 27.33% zinc, 1.62 grams per tonne gold, 138 grams per tonne (4.0 ounces per ton) silver and 0.76% lead) confirm the presence of silver-bearing zinc rich ore shoots typical of this area. All other assay results are pending. Approximately 3,310 meters of additional underground drilling is planned mainly targeting resource expansion in the “99” and Southwest zones.

Assay results from the 2010 Keno Hill drill program are available for review on the Alexco Resource Corporation website at www.alexcoresource.com. Plans/sections for the areas drilled showing locations of the completed drill holes are also available for review.

Projected Mine Operations

As disclosed in the news release of November 11, 2009, the Bellekeno silver deposit contains an indicated resource estimated at 401,000 tonnes grading 921 grams per tonne silver, 9.4% lead and 6.5% zinc, of which 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc on a payable metals basis are included in the initial mine plan. The deposit remains open down dip and down plunge, and underground definition and exploration drilling to expand the mineable resource is currently underway in parallel with mine development activities.

Once complete, the Bellekeno mine will operate at 250 tonnes per day supplying feed to a conventional flotation mill, producing up to 12,000 tonnes of lead-silver concentrate per year and 8,400 tonnes of zinc concentrate annually and generating up to 2.8 million ounces of silver per year. Initial silver grades in 2010 and 2011 are expected to be approximately 1,000 grams per tonne. The mine and mill operations will employ approximately 120 people and are expected to directly invest more than $25 million annually for labour, materials and supplies in the Yukon. Once operational, the Bellekeno Mine will be Canada's only primary silver mine and will be one of the highest grade silver operations in the world.

Silver Wheaton Agreement

In October 2008, Alexco entered into an agreement under which Silver Wheaton Corp. (NYSE, TSX:SLW) will purchase 25% of future Keno Hill District silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received from Silver Wheaton in December 2008, with the remaining US$35 million being provided for the construction and development of the Bellekeno Mine on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Agat Laboratories at Whitehorse, YT or Vancouver, BC for preparation with fire assay and multi-element ICP analyses done at Agat Laboratories’ facility at Mississauga, ON. The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101 who has also reviewed the scientific and technical information about the Bellekeno Mine project contained in this news release.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

Clynt Nauman, President & CEO:
Alexco Resource Corp.
Telephone: (604) 633-4888

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.